U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                     0-20333

                                                   CUSIP NUMBER
                                                      655212

                                  (Check One):



[  ] FORM 10-K and Form 10-KSB [   ] Form 11-K [X] Form 10-Q and Form 10-QSB
     FORM N-SAR

     For Period Ended................................MARCH 31, 1999
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

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Read Attached Instruction Sheet Before Preparing Form. Please Print of Type.
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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PART 1-Registrant Information
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         Full Name of Registrant:  NOCOPI TECHNOLOGIES, INC.
         Former Name if Applicable N/A

         Address of Principal Executive Office (Street and Number):
         537 Apple Street

         City, State and Zip Code
         W. Conshohocken, PA 19428-2903

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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable. -Not Applicable

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company advises that, since the resignation of its Chairman and Chief Executive Officer in February 1999, the current four-member Board of Directors has been unable to reach consensus on certain significant corporate matters, including the timing of the annual shareholders' meeting and consideration of a potential business acquisition/combination.

Since the termination of its previous securities counsel, the Company's interim Chairman of the Board has been functioning in that capacity. However, the Company is currently considering the engagement of new legal and securities counsel to advise management on the matters discussed above as well as general legal/securities matters, such as Form 10-KSB, 10-QSB and proxy-related matters.

Part IV-Other Information

         (1) Name and telephone number of person to contact in regard to this notification

     Rudolph A. Lutterschmidt           610            834-9600.
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          (Name)                    (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for a shorter period that the registrant was required to file such report(s) been filed? If the answer is no, specify report(s).
                                [X] Yes    [ ] No

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         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes    [ ] No

          If so, attach an explanation of the anticipated change, both narratively and Quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

          The Company's net loss for the three months ended March 31, 1999, is $305,900 compared to a net loss of $174,800 in three months ended March 31, 1998. The period-to-period increase in net loss is primarily attributable to the accrual of $150,000 in severance obligations to the Company's former President and Chief Executive Officer who resigned in February 1999.

          Nocopi Technologies, Inc.
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         (Name of registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date May 18, 1999              BY: /s/ Rudolph A. Lutterschmidt
                                             ----------------------------------
                                             Rudolph A. Lutterschmidt

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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